UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.         )

ALLERGAN, INC.

(Name of Subject Company (Issuer))
ALLERGAN, INC.
(Name of Filing Person (Issuer))

LIQUID YIELD OPTIONTM NOTES DUE 2020 (Zero Coupon — Subordinated)

(Title of Class of Securities)

018490 AA0

(CUSIP Number of Class of Securities)

Douglas S. Ingram Corporate Vice President, General Counsel and Secretary Allergan, Inc. 2525 Dupont Drive Irvine, California 92612 (714) 246-4500	Copy to: Cary K. Hyden, Esq. Jonn R. Beeson, Esq. Latham & Watkins 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235	Copy to: Jeffrey D. Karpf, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 (212) 225-2000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$425,699,523	$85,140

*	For the purpose of calculating the filing fee only, this amount represents the value of all outstanding LYONs based on the purchase price of $647.50 per $1,000 principal amount (657,451 LYONs x $647.50).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Date Filed:	Form or Registration No.:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☑ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

      This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Allergan, Inc., a Delaware corporation (“Allergan”), to purchase for cash any or all of its outstanding Liquid Yield OptionTM Notes due 2020 (Zero Coupon — Subordinated) issued on November 1, 2000 (the “LYONs”TM) at a purchase price of $647.50 per $1,000 principal amount at maturity of LYONs.

      This Schedule TO is being filed by Allergan. Allergan’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase dated November 18, 2002 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, with respect to the LYONs, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The offer will expire at 11:59 p.m., Eastern time, on Monday, December 16, 2002, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

      The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 1.     Summary Term Sheet

      The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information

      (a) The name of the issuer of the LYONs is Allergan, Inc. Allergan is offering to purchase the LYONs. The address of the principal executive offices of Allergan is 2525 Dupont Drive, Irvine, California 92612. Its telephone number is (714) 246-4500. The information set forth in Section 4 — “Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

      (b) This Schedule TO relates to the offer by Allergan to purchase all LYONs that remain outstanding at a purchase price of $647.50 per $1,000 principal amount at maturity of LYONs. The information set forth in Section 6 — “Description of LYONs and Related Matters” of the Offer to Purchase is incorporated herein by reference. As of November 18, 2002, there was $657,451,000 aggregate principal amount at maturity of notes outstanding, convertible into 3,962,654 shares of Allergan’s common stock, par value $0.01 per share.

      (c) The information set forth in Section 5 — “Price Range of LYONs and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person

      This is an issuer tender offer. The information set forth in Item 2 above and Section 4 — “Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

Item 4.     Terms of the Transaction

      (a)(1)(i) - (iii), (v) - (viii), (xii) The information set forth in the Summary Term Sheet, Section 1 — “Introduction,” Section 2 — “Terms of the Offer,” Section 7 — “Acceptance of LYONs for Payment,” Section 9 — “Procedures for Tendering LYONs,” Section 10 — “Withdrawal of Tenders” and Section 13 — “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

      (a)(1)(iv), (x) - (xi) Not applicable.

      (a)(2) Not applicable.

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      (b) To the best knowledge of Allergan, it will not purchase any LYONs from any of its officers, directors or affiliates.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

      The information set forth in Section 6 — “Description of LYONs and Related Matters” of the Offer to Purchase is incorporated herein by reference.

Item 6.     Purpose of the Transaction and Plans or Proposals

      (a) The information set forth in Section 3 — “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

      (b) Any LYONs submitted for purchase will be cancelled and retired.

      (c) Not applicable.

Item 7.     Source and Amount of Funds or Other Consideration

      (a) The information set forth in Section 11 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.

      (d) The information set forth in Section 11 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.     Interest in Securities of the Subject Company

      (a) To the best knowledge of Allergan, except as disclosed in the Offer to Purchase, no LYONs are beneficially owned by any person whose ownership would be required to be disclosed by this item.

      (b) To the best knowledge of Allergan, except as disclosed in the Offer to Purchase, none of the persons referenced in this item have engaged in any transactions in LYONs during the 60 days preceding the date of this Schedule.

Item 9.     Persons/ Assets Retained, Employed, Compensated or Used

      (a) Solicitations or Recommendations. The information set forth in Section 2 — “Terms of the Offer” and Section 14 — “Dealer Manager, Depositary and Information Agent” of the Offer to Purchase is incorporated herein by reference.

Item 10.     Financial Statements

      (a) Allergan does not believe it is required to include financial information due to the fact that this information is not material to LYON holders because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, Allergan is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding LYONs.

      (b) Not applicable.

Item 11.     Additional Information

      None.

Item 12.     Exhibits

(a)(1)(A)	Offer to Purchase, dated November 18, 2002.

(a)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.

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(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Summary Advertisement.

(a)(5)(B)	Press Release issued by Allergan on November 18, 2002.

(b)(1)	Indenture, dated as of November 6, 2002, between Allergan, Inc. and Wells Fargo Bank, National Association, as trustee, for Zero Coupon Convertible Senior Notes Due 2022.

(c)	Not applicable.

(d)	Indenture, dated as of November 1, 2000 by and between Allergan, Inc. and U.S. Bank Trust National Association, as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Note, is hereby incorporated by reference to Allergan’s Form S-3 (File No. 333-50524) filed with the Securities and Exchange Commission on November 22, 2000.

(e)	None.

(g)	None.

(h)	None.

Item 13.     Information Required by Schedule 13E-3

      Not applicable.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ DOUGLAS S. INGRAM

Name: Douglas S. Ingram
Title: Corporate Vice President, General
Counsel and Secretary

Dated: November 18, 2002

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INDEX TO EXHIBITS

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2002.
(a)(1)(B)	Form of Letter of Transmittal, including taxpayer I.D. guidelines.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Summary Advertisement.
(a)(5)(B)	Press Release issued by Allergan on November 18, 2002.
(b)(1)	Indenture, dated as of November 6, 2002, between Allergan, Inc. and Wells Fargo Bank, National Association, as trustee, for Zero Coupon Convertible Senior Notes Due 2022.
(c)	Not applicable.
(d)	Indenture, dated as of November 1, 2000 by and between Allergan, Inc. and U.S. Bank Trust National Association, as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Note, is hereby incorporated by reference to Allergan’s Form S-3 (File No. 333-50524) filed with the Securities and Exchange Commission on November 22, 2000.
(e)	None.
(g)	None.
(h)	None.